                                                                       EXHIBIT 1

                                                                         AMENDED

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                            ANNUAL INFORMATION FORM

                          YEAR ENDED 31 DECEMBER 2003

TABLE OF CONTENTS

CORPORATE STRUCTURE.............................................................        3
GENERAL DEVELOPMENT OF THE BUSINESS.............................................        5
DESCRIPTION OF INTEROIL'S BUSINESS..............................................        5
SOCIAL AND ENVIRONMENTAL POLICY.................................................        9
RISK FACTORS....................................................................       10
UPSTREAM OPERATIONS.............................................................       12
DIVIDENDS.......................................................................       18
DESCRIPTION OF CAPITAL STRUCTURE................................................       18
MARKET FOR SECURITIES...........................................................       18
MANAGEMENT DISCUSSION AND ANALYSIS..............................................       19
DIRECTORS AND OFFICERS..........................................................       19
BOARD COMMITTEES................................................................       22
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS........................       22
PENALTIES OR SANCTIONS..........................................................       23
LEGAL PROCEEDINGS...............................................................       23
TRANSFER AGENTS AND REGISTRARS..................................................       23
FORWARD LOOKING STATEMENTS......................................................       23
ADDITIONAL INFORMATION..........................................................       24
GLOSSARY OF TERMS...............................................................       25

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 2

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CORPORATE STRUCTURE

InterOil comprises three business segments under the public company, InterOil
Corporation: the refining arm under the holding company, SP InterOil LDC ("SPI"), and comprising EP InterOil Limited ("EPI") and InterOil Limited ("IOL"); the petroleum exploration and development arm under SPI Exploration and Production Corporation; and the distribution and marketing arm under SPI Distribution Limited. All InterOil companies have integrated, shared management. In this Annual Information Form the terms "InterOil" and the "Company" mean InterOil Corporation and its subsidiaries and partnership interests on a consolidated basis.

As at 31 March 2004 there were 24,831,461 common shares and options to purchase 1,343,504 common shares issued and outstanding. This amount is inclusive of three private placements totaling 3,817,500 common shares that were completed in February, April, and August 2003.

InterOil was formed under the Business Corporations Act (New Brunswick) by articles of amalgamation dated 29 May 1997. InterOil was formed as the result of the amalgamation of Cybermind Group Inc. ("Cybermind") and South Pacific InterOil Limited (SP Canada). The registered office of InterOil is located at Brunswick House, 10th Floor, 44 Chipman Hill, Saint John, NB E2L 4S6.

Unless otherwise noted, all subsidiaries are directly or indirectly 100% owned.

1 SPI InterOil, LDC ("SPI")

SPI was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas on 22 November 22. The registered office of SPI is located in Nassau, the Bahamas. SPI was formed under the laws of the Bahamas to facilitate investment and to maximize the tax advantages available to its investors. The General Manager of SPI is Petroleum Independent and Exploration Corporation ("PIE Corp."), a privately held company registered in Texas, USA and incorporated in 1981. This structure allowed InterOil to meet US content requirements for the project financing of the refinery provided by the Overseas Private Investment Corporation, an agency of the US Government.

During the development of the InterOil, SPI negotiated the purchase of the refinery assets, which included a modular crude unit, a reformer and two ocean-going American-flagged steel deck barges. After acquiring the equipment, SPI directed the dismantling, loading and transportation of the equipment to the Texas Gulf coast.

The Corporation has entered into an agreement with PIE Corp. to exchange on a one-for-one basis shares in SPI for fully paid shares in InterOil. This election may be made by PIE Corp at any time. There are 5,000 shares in this category. These shares provided the US content for the US$85,000,000 in approved financing.

2. EP InterOil, Ltd. ("EPI")

EPI was incorporated under the Companies Law of the Cayman Islands in 1996 and was the vehicle established to form a joint venture with Enron PNG Limited ("EPNG"), a 100%-owned subsidiary of Enron. Its registered office is located in Grand Cayman. SPI

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 3

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controls EPI, with 100% of the voting stock, as the joint venture has terminated and EPNG has elected to take a passive role by only holding non-voting stock.

EPI sponsored its wholly owned subsidiary, IOL, when IOL entered into the lump-sum, turn-key, engineering, procurement and construction contract (the "EPC Contract") with Clough Niugini Limited, to build the refinery. EPI has also negotiated the purchase and refurbishment of the principal supplied equipment that will be used at the refinery and has commissioned the work to prepare the equipment movement and installation at the refinery site.

EPNG, holds 897,542 participating non-voting shares in EPI, but has decided that the refinery is not consistent with its corporate objectives. EPNG's interest is anticipated to be diluted on an ongoing basis as InterOil contributes more equity. As at 31 December 2003, EPNG's interest had been diluted to 1.34%.

3. InterOil Limited ("IOL")

IOL was incorporated in Papua New Guinea ("PNG") in 1994 to construct, own and operate the refinery. Its registered office is in Port Moresby, PNG. IOL has played a very active role in working with the PNG government to obtain the permits authorizations and certificates required under the Refinery State Project Agreement and has also obtained a 99-year lease over the refinery site. IOL has received "Pioneer status" in PNG, which grants a five-year income tax holiday to IOL in Papua New Guinea.

IOL entered into the EPC Contract in March 2002 and the Facilities Management Contract with Petrofac Niugini Limited in November 2003.

4. SPI Exploration and Production Corporation ("SPI E&P")

SPI E&P was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas in 1998. The registered office of SPI E&P is located in Nassau, the Bahamas. SPI E&P was formed under the laws of the Bahamas to facilitate investment in exploration for, and the development and production of, oil and gas resources and to maximize the tax advantages available to its investors.

SPI E&P wholly owns the specific purpose exploration companies holding and operating exploration rights in Papua New Guinea.

5. SPI Distribution Limited ("SPI Distribution")

SPI Distribution was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas in 2001. The registered office of SPI Distribution is located in Nassau, the Bahamas. SPI Distribution was formed under the laws of the Bahamas to facilitate investment in the distribution of refined products in Papua New Guinea and to maximize the tax advantages available to its investors.

SPI Distribution will hold all of InterOil's product distribution assets in Papua New Guinea and has acquired InterOil Products Limited (formerly BP Papua New Guinea Limited) to initiate this purpose.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 4

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the past three years, the Corporation (or a subsidiary) has:

      - located and purchased refinery equipment in order to build a 32,500 bpd refinery in Papua New Guinea;

      - obtained two 99-year leases from the PNG Government on suitable land with deep water access to construct the refinery;

      - been granted a Petroleum Processing Facility License ("PPFL No 1") under the Oil and Gas Act 1998 (PNG) to operate the refinery;

      - signed a 30-year Project Agreement with the PNG Government, which confers certain tax and market privileges;

      - obtained PNG environmental and all other permits/approvals as necessary;

      - signed an agreement to purchase all of Shell's retail and commercial distribution assets in PNG and lease them back to Shell;

      - reached an agreement with Shell for the purchase and marketing of the majority of the export capacity of the refinery;

      - signed a contract with BP Singapore Pte Limited, whereby BP will act as the exclusive crude oil supplier to the refinery;

      - obtained a US$85 million loan from the Overseas Private Investment Corporation (OPIC) to finance the refinery;

      - executed a lump-sum, turn-key, engineering, procurement and construction contract with Clough to build the refinery;

      -     completed the construction of the refinery;

      - signed a facilities management contract for refinery operations with Petrofac, of the UK;

      - established a strong exploration position by obtaining approximately eight million exploration acres in 3 key exploration licenses in PNG;

      - in 2003 raised a total of US$64.58 million through 3 private placements;

      - sold indirect working interest participation in our drilling program for US$19.80 million;

      - initiated its multi-well exploration program on separate, independent structures; and

      - acquired BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea.

DESCRIPTION OF INTEROIL'S BUSINESS

1. Purpose and Mission

InterOil's focus is the construction of its oil refinery in Papua New Guinea; the exploration of its various exploration licenses; and the development of a fully integrated oil company that will own and operate assets from the wellhead to the gasoline pump. The refinery is expected to process 32,500 barrels of oil per day and result in PNG becoming an exporter of refined petroleum products.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 5

2. Overview

InterOil's operations are organized into three major business segments:

      - The upstream segment includes the exploration for and the production of crude oil and natural gas;

      -     The midstream segment includes the refining of crude oil; and

      - The downstream segment includes distribution of refined products in PNG.

3. Upstream

InterOil has an extensive upstream portfolio consisting of approximately 8 million acres of exploration licenses. The vast majority of these licenses are located onshore in the Eastern Papuan Basin, and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to the refinery. This logistical advantage allows for lower cost of development, early production, and access to a local market for oil production in contrast to past oil production activities in PNG.

Following positive fiscal policy announcements by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program. On 28 March 2003 the program commenced with the spudding of the first prospect, Moose, located in the area governed by Petroleum Prospecting License 238 ("PPL 238") in the Eastern Papuan Basin in PNG. On-site inspection of the core data from the Moose - 1 well indicates more than fourteen oil shows in 135 meters (443 feet) of continuous core from 673 meters (2,208 feet) to 808 meters (2,651 feet). The oil shows are both in the fractures and from porous sections within the limestone. Testing of the well was inconclusive due to fluid invasion of the reservoir whilst drilling. PPL 238 is further described below.

On 28 July 2003 the drilling program was expanded to 16 separate wells, each on an independent structure and located in InterOil's exploration acreage. Preparations are in progress to procure additional drill rigs in order to accelerate the exploration program. A heli-portable drilling rig has been contracted and mobilized on InterOil's second prospect, the Sterling Mustang.

On 9 December 2003 InterOil spudded its second exploration well, Moose - 2, on the Moose Structure. Operations are currently drilling ahead. On 6 January 2004 InterOil Spudded its first exploration well, the Sterling Mustang - 1, on its second structure, Sterling Mustang. Operations are currently drilling ahead.

4. Midstream

Construction of the refinery is substantially complete with crude oil expected to be introduced into the storage tanks in June 2004. The refinery complex is located across the harbor from Port Moresby, the capital of PNG, and is located on the former site of the Australian Naval Base where InterOil has secured a 99-year lease from the PNG Government.

The refinery is being built pursuant to the EPC contract with Clough Niugini Limited.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 6

Refinery Project

The refinery has a name-plate operating capacity of 1.5 million tonnes per year (about 11 million barrels) and complies with the World Bank's environmental standards. It has been engineered to process "sweet" crude, low in sulphur content, requiring few environmental costs in the refining process.

The refinery is centrally located across the harbour from Port Moresby the capital city of Papua New Guinea, some 24 kilometres (15 miles) away by road and 4 kilometres (2.5 miles) by water. The marine facilities comprise a large jetty, which has deep water access of 17 metres (56 feet) and has been designed to accommodate tankers from 12,000-110,000 dwt. This will be used for the berthing of crude and product tankers. A second wharf can accommodate ships up to 18,000 dwt. The refinery will optimize the production of higher premium products, such as diesel, which is in short supply in the region. Gasoline on the other hand, which is in regional oversupply, will constitute 13% by volume of the refinery's production stream. The refinery has a total storage capacity of 1.9 million barrels (300 million litres) including crude storage of 750,000 barrels (120 million litres).

A contract has been awarded to Petrofac Nuigini Limited ("Petrofac"), a PNG subsidiary of Petrofac Facilities Management Limited and leading facilities management company, for the operation and management of the refinery. Petrofac commenced site operations in November 2003 and have mobilized all key positions plus the majority of its operators. Petrofac is also confirming that all refinery operating practices are in compliance with the latest industry codes and standards and are participating in pre-commissioning and commissioning activities.

Construction of the laboratory at the refinery is complete and will be operated by an independent company, SGS Oil, Gas & Chemicals ("SGS") a global leader in the verification, testing and certification industry. SGS's responsibilities will include the establishment of the required quality assurance programs, the procurement of all required testing equipment, and laboratory personnel. The laboratory will test and certify all finished products on-site.

Marketing and Crude Supply

Crude oil from PNG is currently exported over 2,000 kilometres (1,250 miles) to Brisbane and further to refineries in Sydney and Singapore. InterOil, under an agreement with the Government of PNG, is entitled to access domestic crude oil for a period of 30 years. This right to access domestic crude provides a secure source of crude supply to the refinery. InterOil has also entered into an agreement with B.P. Singapore (the Asian trading arm of BP International) for the supply of crude to the refinery for an initial period of five years, ensuring a reliable source of feedstock for refinery operations.

The key margin expected to drive the refinery profitability is the spread between the wholesale price of product in PNG (based on the State sanctioned Import Parity Price or IPP formula) and the cost of crude. This spread comprises two major components: (1) the differential between the Singapore Posted Product prices and the price of feedstock (crude) and (2) the Singapore to PNG import freight component.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 7

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PNG is InterOil's principal market for all products except naphtha. Under
InterOil's agreement with the Government of PNG, all PNG domestic distributors will purchase their refined petroleum product needs from the refinery at IPP. As a result, PNG will no longer have to rely on imported refined products.

Naphtha is the major export product from the refinery is naphtha, which will be sold to a unit of Shell on a term basis for the petrochemical industry. Any gasoline, diesel, and jet/kerosene produced by the refinery that is surplus to domestic demand will be marketed by Shell to the nearby Pacific Islands and North Australian markets. InterOil's supply and trading group will continue to adopt pro-active marketing strategies that will enhance the financial performance of the refinery.

PROJECTED PRODUCTION FROM THE REFINERY
--------------------------------------
PRODUCT                                VOLUME
-------                                ------
Diesel                                  38.0%
Naphtha                                 20.3%
Marine Diesel                           15.7%
Jet / Kerosene                           7.7%
Gasoline                                13.0%
LPG                                      1.3%
                                       -----
Sub-total                               96.0%
                                       -----
Power Plant Usage                        3.6%
Process Losses                           0.4%
                                       -----
Total                                  100.0%
                                       -----


5. Downstream

Currently, PNG imports all of its refined petroleum products. The State Project Agreement gives InterOil certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 50% to 60% percent of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively in these markets due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

Contracts have been concluded with units of Royal Dutch/Shell whereby they will purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply. The contracts will become effective as soon as the refinery begins commercial operations.

BP Papua New Guinea Acquisition

In April 2004 InterOil acquired BP Papua New Guinea Limited ("BP PNG") from BP. The acquisition includes all BP's distribution assets and commercial and retail operations in

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 8

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Papua New Guinea. The company has been renamed InterOil Products Limited.
InterOil's acquisition of BP PNG has established InterOil's downstream business.

InterOil Products Limited will continue to operate as a stand-alone entity and will purchase its product requirements from the refinery on the same commercial terms as all other PNG distributors. Because InterOil will be responsible for the operations of InterOil Products Limited, the BP purchase is distinctly different from the Shell transaction where the assets will be purchased and leased back to Shell who will continue to operate their distribution business under the Shell banner.

Shell Assets Acquisition

InterOil has entered into agreements with units of Royal Dutch/Shell whereby InterOil will purchase Shell Papua New Guinea Limited including all of Shell's wholesale and distribution assets in Papua New Guinea. Such assets will be leased back to Shell for day-to-day operations under a lease back arrangement. This agreement is subject to all mandatory government approvals and is contingent upon the successful completion of the refinery.

SOCIAL AND ENVIRONMENTAL POLICY

InterOil's goal is to implement and maintain high standards of safety, positive environmental practice and social responsibility in all our operations. Since our inception and as InterOil has evolved, we have actively reviewed and improved our programs and continue to do so with the support of our staff, government and local communities.

InterOil is committed to:

      - Providing a safe and healthy working environment for all employees and contractors;

      - Community development assistance programs to enhance and improve the standard of health and education;

      - Establishing emergency response procedures that allow personnel to respond promptly and effectively; and

      - Maintaining procedures designed to ensure that our operations are conducted in compliance with applicable laws, and traditional cultural understanding.

InterOil has developed an active community relations program encompassing all segments of our operations. Although the refinery site is located on state owned land InterOil has developed a long-term community development assistance program that includes local communities from three main villages in the vicinity.

In compliance with PNG law, InterOil's development philosophy is based on "bottom-up planning" thus ensuring that all planning and development takes the local community into account.

Training workshops involving local communities, with participants ranging in ages from 14 to 68 years old started in April 2001 forming the basis for a five-year rolling plan covering areas such as, communication, needs analysis, planning, leadership and

                                                     INTEROIL CORPORATE 2003 AIF
                                                                          PAGE 9

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conflict resolution. The provision of a reticulated water supply to local communities has been one of the many positive outcomes, leading to improved health and living standards.

In our upstream acreage InterOil has a team of Land and Industrial Relations Officers who operate in the field. This team undertakes initial "land-owner" identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also undertake the responsibility of compensation to land-owners with respect to the company's activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted.

The recording of verbal histories, clan boundaries, and genealogies has been integrated with the extensive geological mapping, seismic and drilling activities and will form a valuable resource for future use. Social mapping and landowner identification studies of the customary land owners in our licence areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping is undertaken in order to understand the social structure, how society functions and its relationship to the land.

Finally, InterOil continues to work closely with the government, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and equally important to understand the quality of life of the people that inhabit the area.

RISK FACTORS

1. No Operating History/No Certainty of Future Profit

InterOil has encountered certain delays in the development of the refinery. It is possible that unforeseen difficulties may cause other delays during final development, commissioning and/or construction of the refinery. The likelihood of the success of InterOil and its refinery project must be considered in light of inherent risks, and the difficulties, costs, complications and delays frequently encountered in the establishment of new project start-up companies. Accordingly, there can be no assurance of the future profitability of the refinery or InterOil.

2. Achievement of Project Revenues

The State Project Agreement, combined with the Shell marketing and distribution contracts, gives InterOil access to the PNG and near region refined petroleum product markets and access to crude oil produced in PNG. Import Parity Prices, the pricing methodology provided for in the Project Agreement, have historically provided sufficient margins for attainment of the revenues forecast by InterOil. InterOil cannot control the price at which refined petroleum products may be sold in PNG or the other markets targeted by the refinery project. Further, the State Project Agreement provides that if there is more than one refinery operating in PNG during the term of the State Project Agreement, the right to supply the domestic market will be shared by the refineries in

                                                     INTEROIL CORPORATE 2003 AIF
                                                                         PAGE 10
proportion to their refining capacities. The operating revenue to be derived from the BP Papua New Guinea Limited may change over time and no guarantees can be made that it will be profitable.

3. Projected Refinery Costs

InterOil has estimated the capital, financing and development costs of the refinery. However, the actual costs of completing the required work to bring the refinery to completion may vary from the lump sum EPC Contract as a result of many factors, including changes in market conditions and change orders during construction, which factors may also influence the completion date and the final cost of construction of the refinery.

4. Political Risk

Future political and economic conditions in PNG could result in the Government adopting different policies than exist presently, or Government bodies could frustrate activities, which might adversely affect the oil exploration and production industry, product distribution, the oil refining industry or the petroleum products distribution industry. However, InterOil believes these activities are in the long-term best interests of PNG and has no reason to believe it does not have the support of the present Government or will not have that support from future governments.

The construction and operation of the refinery require various permits and licences from various Government authorities. The State Project Agreement gives the refinery project certain assurances that the necessary permits and licences will be received.

5. Existence of Markets

The State Project Agreement gives InterOil certain rights to supply the domestic market in PNG with refined petroleum products. InterOil estimates that 50 to 60 percent of the refinery's net output will be used to supply the PNG market, and this market may be subject to various changes associated with the economic growth in PNG. The balance of the refinery's production will be sold into the near regional markets.

InterOil estimates that the refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. However InterOil cannot guarantee that the markets for its products will continue as predicted.

6. Crude Oil Supply

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the margins. Alternatively, imported crude oil may be selected to alter the refinery product mix for changing market conditions.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                         PAGE 11

UPSTREAM OPERATIONS

1. Exploration Background

In January 2002, InterOil announced that it believed, based on the presence of hydrocarbons in Pale Sandstone cores from two stratigraphic wells, that it had discovered a new oil system in the Eastern Papuan Basin. This confirmed to InterOil that the Eastern Papuan Basin was now prospective for oil, and given the characteristics of the Pale Sandstone, had the potential for large oilfields comparable to the Kutubu oilfield located in the PNG Fold Belt.

Analysis has been carried out which has indicated that that the reservoir quality of the Pale Sandstone is good, and that the oil samples are from at least two separate sources.

2. History

Since the discovery of oil in the Toro Sandstone at Kutubu, exploration activity has focused on the Toro Sandstone fairway in the Fold Belt in western Papua New Guinea. The Eastern Papuan Basin had been intermittently explored since 1911 with the last well drilled by Petro-Canada in 1991. The Pale Sandstone was discovered in an outcrop in 1987 by a geological field survey conducted by Petro-Canada. The nature of the sandstone, its extent, and reservoir quality were unknown until InterOil drilled in the region. When InterOil began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for an area around the Puri-1 oil discovery. InterOil considered the area to have strong petroleum potential as indicated by numerous oil and gas surface seeps; the Pale Sandstone outcrop found during the 1987 geological field survey; and oil tested at the Puri-1 well.

The key to InterOil's business plan is the development of a cost effective exploration method in the InterOil exploration licence areas. The implementation of the plan has resulted in InterOil obtaining licences with good logistics and with access to its refinery, and in finding tangible evidence of a working petroleum system. InterOil has identified over 40 leads and prospects in its licence areas. Three new Petroleum Prospecting Licences (PPL's 236, 237 and 238) were obtained in March 2003 and cover approximately eight million acres. These licences replace and expand InterOil's previous licences (PPL's 210, 220 and 230 respectively). The licence areas stretch from just east of the existing oil export pipeline near Kikori to the refinery at Port Moresby - a distance of approximately 480 kilometres (300 miles). The new licences qualify for a tax rate of 30 percent.

To enhance the exploration portfolio, InterOil sought and obtained interests in other permits in PNG. InterOil has interests in Petroleum Retention Licences PRL 4 and PRL 5. PRL 4 and PRL 5 are potential gas condensate fields operated by Santos with access to the Fly River.

The initial phase of InterOil's exploration program involved finding, reviewing, reprocessing and interpreting original data (including ground mapping, landsat, gravity and seismic data). Together with extensive fieldwork, this early program established a portfolio of leads and prospects. This initial work, together with reports of other Pale Sandstone outcrops, indicates that the Pale Sandstone constitutes a regional fairway. Subsequently, InterOil decided that key reservoir information could be obtained by

                                                     INTEROIL CORPORATE 2003 AIF
                                                                         PAGE 12
drilling two stratigraphic wells, Subu-1 and Subu-2. Not only did these wells establish two reservoir quality sandstones (Pale and Subu) but also demonstrated the presence of altered hydrocarbons which point to the presence of four hydrocarbon sources.

InterOil currently has no reserves as defined in Canadian National Instrument 51-101 STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES ("NI 51-101"). All information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not.

3. Exploration Results

Two stratigraphic wells drilled by InterOil in August 2001, Subu-1 and Subu-2, in PPL 238, cored over 488 metres (1,600 feet), with 375 metres (1,230 feet) of good reservoir quality in the Pale Sandstone. A field survey found a second exposure of Pale Sandstone that extends the known width of the Pale fairway to more than 60 kilometres (37 miles). The estimated true stratigraphic thickness of the Pale and Subu Sandstone is 266 metres (877 feet) at Subu-1 and Subu-2. Hydrocarbons were present throughout the coring of the sandstones and preliminary analyses suggest these hydrocarbons are bitumen residue of three oils derived from four sources. One is similar to Kutubu oil, sourced from a Jurassic-age rock, one is from a Palaeogene or Late Cretaceous aged source, while the third and fourth are from immature or marginally mature sources, which may be mature in deeper parts of the kitchens. The Cretaceous source is likely to still be generating oil, increasing the chances of migration into current structures. Unaltered crudes are light (40-45(degree) API) and low sulphur (<0.5%), suitable for processing in InterOil's refinery.

Based on work to date, the following has been determined:

      - The Subu wells identified two independent sandstone units (Pale and Subu Sandstones) deposited under different settings;

      - Based on the results of testing, both the sandstone reservoirs are regarded as good quality;

      - Testing has revealed that one of the hydrocarbon samples recovered from the Subu cores was from a similar age source to the producing Kutubu and Gobe oilfields;

      - Two other oil sources were similar in age to those in the Gippsland Basin in Australia and the Taranaki Basin in New Zealand.

4. 2003 Exploration Activities

InterOil announced a commitment to an eight well drilling program in December 2002. This program was subsequently increased to a potential sixteen well program. On 28 March 2003 the program commenced with the spudding of the first exploration well in the first prospect, the Moose, located in the area covered by PPL 238 in the Eastern Papuan Basin in PNG. On-site inspection of the core data from the Moose well indicated more than fourteen oil shows in 135 metres (443 feet) of continuous core from 673 metres (2,208 feet) to 808 metres (2,651 feet). The oil shows are both in the fractures and from porous sections within the limestone. Testing of the well was inconclusive due to fluid invasion of the reservoir during drilling.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                         PAGE 13

On 9 December 2003 InterOil spudded its second exploration well on this structure, the Moose - 2. On 6 January 2004 InterOil spudded its next exploration well, the Sterling Mustang - 1, on its second structure, Sterling Mustang.

5. Geophysical Operations

InterOil undertook two seismic acquisition programs during late 2003 and early 2004.

The seismic survey began with initiation of the Hadina survey in November 2003 and was concluded with the completion of the Orloli program in January 2004. The Hadina survey in PPL 238 consisted of 29 line-km (17 line-miles) covering the Rhino, Mammoth and Mastodon structures. The Orloli survey across the Stegosaurus structure in PPL 237 consisted of 8 line-km (5 line-miles). Initial data processing was completed in February 2004, showing good to excellent quality data.

Ground gravity data was acquired along the seismic lines and will be used to complement the seismic interpretation. The gravity results will be examined in conjunction with the seismic data to determine to what extent that method can be used to high-grade prospects for seismic acquisition or drilling, as gravity data can be acquired at a fraction of the cost of seismic data.

Airborne gravity gradiometer data and aeromagnetic data covering 5,342 line-km (3,300 line-miles) were acquired in PPL 236 and coastal areas of PPL 237 and
238. Within PPL 236, this data will be used to interpolate and extrapolate from existing seismic and well data. Similar data acquired in 2002 covering 825 line-km (513 line-miles) showed that faults identified from seismic data could be traced on the gravity data, significantly improving the quality of the interpretation. Within PPL 237 and 238, the data was for reconnaissance purposes and to test capabilities of that method to detect buried reefs and anticlinal structures.

6. Oil and Gas Wells

The following table sets out the number and status of wells in which InterOil has a working interest as at 31 December 2003.

                                OIL WELLS                               GAS / CONDENSATE WELLS
                                ---------                               ----------------------
                     Producing            Non-Producing            Producing            Non-Producing
LOCATION         Gross        Net       Gross        Net       Gross        Net       Gross        Net
--------         -----        ---       -----        ---       -----        ---       -----        ---
Papua New
Guinea             0           0          3           3          0           0         0.6         0.6

7. Properties with No Attributed Reserves

The following table sets out InterOil's undeveloped land holdings as at 31 December 2003.

                                                     INTEROIL CORPORATE 2003 AIF
                                                                         PAGE 14

                            UNDEVELOPED ACRES
                            -----------------
LOCATION                 Gross             Net
--------                 -----             ---
Papua New Guinea       7,978,186        7,758,776
Total                  7,978,186        7,758,776

Each Petroleum Prospecting Licence in Papua New Guinea requires a bond backed by a bank guarantee of K100,000 (US$31,500) and annual work and expenditure commitments as set by the Minister under the licence conditions.

8. Costs Incurred

The following table summarizes the capital expenditure (including capitalized general and administrative costs) related to InterOil's exploration activities for the year ended 31 December 2003:

PROPERTY ACQUISITION COST                             US$
-------------------------                             ---
Proved Properties                                         Nil
Undeveloped Properties                                    Nil
Exploration Costs                                 $20,139,312
Development Costs                                         Nil
                                                  -----------
Total                                             $20,139,312
                                                  -----------

9. Exploration and Development Activities

The following table sets out the gross and net exploration and development wells in which InterOil participated during the quarter ended 31 March 2003:

                             UNDEVELOPED ACRES
                             -----------------
TYPE                       Gross            Net
----                       -----            ---
Oil                          2               2
Gas                          0               0
Gas / Condensate             0               0
Service                      0               0
Dry                          1               1
Total                        3               3

10. Operated Permit Details

In 2003 increased understanding of the geology in the region led InterOil to apply for a larger area than covered by its previous licences PPL's 210, 220 and
230. The resulting three key Petroleum Prospecting Licences (236, 237, and 238) cover approximately eight million acres.

Petroleum Prospecting Licence ("PPL") 236

                                                     INTEROIL CORPORATE 2003 AIF

InterOil has 100% ownership and is the Operator of the licence.

PPL 236 was granted on 28 March 2003. This licence covers an area that includes the refinery, with road access to the prospective locations. The proximity to Port Moresby means that even a modest gas discovery may be economic for a pipeline to the Port Moresby area, including to the refinery and other potential electrical power generation facilities. A small oil discovery this close to the refinery would be economic with low development, operating and transport costs. One large structure, Whale, and two fault and reef structures, Sea Dragon and Marlin, have been identified in this permit. This licence is connected by road to InterOil's refinery site near Port Moresby.

Petroleum Prospecting Licence ("PPL") 237
InterOil has 100% ownership and is the Operator of the licence.

PPL 237 was granted on 28 March 2003. This licence is well located to receive hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. The licence contains the gas discovery Bwata-1. Little exploration work has been done in this area for more than 20 years and application of modern technologies should result in a considerably improved appraisal. The flat nature of the terrain means that low altitude airborne geophysical exploration methods, e.g. gravity and magnetics, may be appropriate. Barge transport of oil to the refinery would be facilitated by the presence of several rivers, which exit to the sea through PPL 237. Prospects for the expanded drilling program include the independent structures T-Rex, Triceratops, Brontosaurus, and Stegosaurus. The Puri-1 oil discovery is also located within this licence.

Petroleum Prospecting Licence ("PPL") 238
InterOil has 100% ownership and is the Operator of the licence.

PPL 238 was granted on 7 March 2003. InterOil identified the potential in this area and was rewarded with encouraging results from the stratigraphic wells and field surveys that indicate a new oil system in the Pale/Subu Sandstones. InterOil's two current exploration wells, Moose - 2 and Sterling Mustang - 1, are located within this licence. There are numerous oil and gas seeps in the area and large surface structures suggest the potential for large oilfields. A number of shallow bore-holes encountered oil and gas shows. The licensed property is partially connected by road to InterOil's refinery site near Port Moresby, and navigable rivers penetrate inland to the prospective areas. InterOil believes that this favorable location will result in lower drilling and development costs compared to existing operations in the highlands.

11. Non-Operated Permit Details

Petroleum Retention Licence ("PRL") 4
InterOil has a 20% working interest.

PRL 4 was granted on 1 September 2000. This licence covers the Stanley gas condensate field which is a candidate for condensate recovery by gas recycling and liquids stripping. Road access to the location will reduce development and operating costs, with the potential to barge the petroleum liquids down the Fly River to InterOil's refinery.

Petroleum Retention Licence ("PRL") 5

                                                     INNEROIL CORPORATE 2003 AIF

InterOil has 20% working interest.

PRL 5 was granted on 15 February 2000. This licence covers the Ketu and Elevala gas condensate fields. The Elevala field is an undeveloped resource, estimated by the Operator, Santos, to contain one trillion cubic feet (tcf) of gas and 33 million barrels of condensate. Both Ketu and Elevala have down dip oil potential.

12. Upstream Exploration and Drilling Plan

Following positive fiscal policy announced by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program. On 28 March 2003 the program commenced with the spudding of the first well in the "Moose" prospect, located in PPL 238 in the Eastern Papuan Basin. On-site inspection of the core data from the Moose well indicated more than fourteen oil shows in 135 meters (443 feet) of continuous core from 673 meters (2,208 feet) to 808 meters (2,651 feet). The oil shows are both in the fractures and from porous sections within the limestone.

On 28 July 2003 the drilling program was expanded to 16 separate wells, each on an independent structure and located in InterOil's exploration acreage. Preparations are in progress to procure additional drill rigs in order to accelerate the exploration program. The Simmons #3 heli-portable drilling rig has been contracted and mobilized to the Sterling Mustang structure.

On 9 December 2003 InterOil spudded its second exploration well, Moose - 2, on the Moose Structure. On 6 January 2004 InterOil Spudded its first exploration well, the Sterling Mustang - 1, on its second structure, Sterling Mustang.

13 Conclusion

InterOil has an extensive upstream asset portfolio consisting of approximately
8.8 million acres of exploration licenses. The vast majority of these licenses is located onshore in the Eastern Papuan Basin, and has the logistical advantage of moderate terrain, barge access to infrastructure and road access to the refinery. This logistical advantage allows for lower cost of development, early production, and access to a market for oil production. InterOil currently has no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

InterOil has identified 12 Pale/Subu Sandstone leads and prospects and 20 other leads and prospects. The size of these leads and prospects cannot be accurately estimated until further drilling, completion of field work and/or seismic operations are conducted. However, large anticlines and seismic and gravity anomalies have been identified. There are three categories of future exploration for InterOil:

   a) Shallow wells to explore prospects near the Pale/Subu Sandstone outcrops;

   b) Deeper Pale/Subu Sandstone prospects which will require a rig with greater depth capability; and

   c) Other exploration play types including the carbonate reservoirs (as demonstrated by the Puri-1 discovery) and shallow prospects defined by seismic data near Port Moresby.

                                                     INNEROIL CORPORATE 2003 AIF

DIVIDENDS

The Corporation has not paid dividends in the past and does not expect to pay dividends in the near future, but will consider whether it can or should pay dividends on an ongoing basis.

DESCRIPTION OF CAPITAL STRUCTURE

InterOil is authorized to issue an unlimited number of common shares. Holders of common shares are entitled to one vote per share at meetings of shareholders of InterOil, to receive dividends on common shares when declared by the Board of Directors and to receive pro-rata the remaining property and assets of InterOil upon its dissolution or winding up, subject to any rights having priority over the common shares.

MARKET FOR SECURITIES

InterOil's common shares are listed and trade in Canada in Canadian Dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange (ASX) in CHESS Depository Interests (CDIs), in Australian Dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil shares trade as ordinary fully paid shares on the Port Moresby Stock Exchange in the local currency (Kina) under the symbol (IOC).

The following table discloses the trading price range and volume of InterOil's common shares traded on the TSX-V and the ASX.

Canada - TSX-V: IOL (All Prices are in Canadian Dollars)

 MONTH                      CLOSE (C$)           VOLUME
 -----                      ----------         ---------
 January 2003                  14.25             246,566
 February 2003                 13.75             378,139
 March 2003                    14.05             180,520
 April 2003                    17.40             406,589
 May 2003                      16.75             357,629
 June 2003                     17.10             196,600
 July 2003                     32.90           1,528,200
 August 2003                   31.99           1,043,200
 September 2003                32.85           1,381,658
 October 2003                  27.70             469,324
 November 2003                 28.25             370,653
 December 2003                 31.50             547,039

                                                     INNEROIL CORPORATE 2003 AIF

Australia - ASX: IOC (base data converted to full share values) (All Prices are in Australian

Dollars)
 MONTH                      CLOSE (A$)            VOLUME
------                      ----------         ---------
 January 2003                  14.60              93,283
 February 2003                 13.20              83,460
 March 2003                    14.20              55,414
 April 2003                    13.60             125,366
 May 2003                      17.50             182,757
 June 2003                     19.00              68,061
 July 2003                     29.50             132,341
 August 2003                   34.00             205,755
 September 2003                34.00              97,005
 October 2003                  29.00              53,721
 November 2003                 26.00              41,146
 December 2003                 31.73              21,471

MANAGEMENT DISCUSSION AND ANALYSIS

InterOil's Management Discussion and Analysis for the fiscal years ended 31 December 2003 and 31 December 2002 is incorporated herein by reference and are available on SEDAR at www.sedar.com

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of InterOil, their positions and offices with InterOil and their principal occupations during the past five years. The Board presently comprises six directors of whom three are independent (Gaylen Byker, Michael Folie, and Edward Speal). Two are senior executives (InterOil's CEO and President, Phil Mulacek and its Chief Operating Officer and Vice President, Christian Vinson) and the other is a related - party (Roger Grundy). The directors shall hold office until the next annual and special meeting of InterOil shareholders or until their respective successors have been duly elected or appointed.

NAME                                 MUNICIPALITY                POSITION              DATE OF APPOINTMENT
----                                 ------------        -------------------------     -------------------
Phil Mulacek                              USA              Chairman, CEO, &                29 May 1997
                                                                 Director

Christian Vinson                          USA              Vice President, COO &           30 May 1997
                                                                 Director

Michael Folie                          Australia             Deputy Chairman &             01 Jan 2001
                                                                 Director

                                                     INNEROIL CORPORATE 2003 AIF

Gaylen Byker                              USA                    Director                  29 May 1997
Roger Grundy                            England                  Director                  29 May 1997
Edward Speal                            Canada                   Director                  25 Jun 2003
Thomas Donovan                            USA             Chief Financial Officer          01 Dec 2002
Graeme Alexander                       Australia             Company Secretary             29 Jan 2001

Principal Occupation of Directors and Officers during the Past 5 Years:

Phil E Mulacek is the Chairman of the Board of Directors, Chief Executive Officer, and President of InterOil, positions he has held since 1997. Mr Mulacek is the founder of P.I.E. Corp based in Houston, Texas. P.I.E. was established in 1981 for the purposes of oil and gas exploration, drilling and production and operated across the southwest portion of the United States. P.I.E. developed and participated in more than 90 wells at depths from 500 metres (1,641 feet) to 8,000 metres (26,248 feet). P.I.E. led the development of InterOil's refinery and the commercial activities that were necessary to secure the refinery's economic viability. Mr Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.

Christian M Vinson is a Member of the Board of Directors and has been the Chief Operating Officer for InterOil since 1995. Mr Vinson joined InterOil from P.I.E. Corp, a Houston, Texas based oil and gas exploration and production company. Before joining P.I.E. Corp, Mr Vinson was a manager with NUM Corporation, a Schneider company, in Naperville, Illinois where his responsibilities included establishment of the company's first USA office. As Chief Operating Officer of InterOil Mr Vinson has the in-country responsibility for government and community relations and corporate development. Mr Vinson has played a key role in the development of InterOil and was responsible for securing a 30-year Project Agreement with the Government of Papua New Guinea for InterOil's refinery. Mr Vinson has developed long standing relationships with key government and industry leaders over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique Industrielles, Paris, France.

Gaylen J Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr Byker has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from the University of Michigan. Dr Byker is a former partner in Offshore Energy Development Corporation where he was head of development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives, Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and

                                                     INNEROIL CORPORATE 2003 AIF
was also an associate attorney at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA.

G Michael Folie is Deputy Chairman of the Board of Directors and following a distinguished career as an executive in the resource sector, is currently a consultant and independent director specializing in petroleum and mining. Dr Folie held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell's Australian businesses, including investments in coal, alumina, gold, LNG, oil refineries and chemical plants. From 1990 to 1994, Dr Folie was a director of Shell Australia, involved in all of Shell's operations, including oil products and refining. From 1994, he was managing director and Chief Executive Officer of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie was a director of the Export Finance and Insurance Corporation, an arm of the Australian Federal Government, from 1994 to 1997. Dr Folie is a Director of the Federal Government's Australian Research Council, the Institute of Public Affairs and Chairman of Concept Gold. Dr Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics and currently resides in Melbourne, Australia.

Roger N Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr Grundy serves as the Technical Director for InterOil's refinery and has acted as a consultant to more than 135 existing refineries on six continents for major oil companies, independents and the World Bank. Mr Grundy has 37 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honours Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Institute of Petroleum.

Edward N Speal is based in Toronto, Ontario and is responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. He was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. He previously worked in New York for Banque Paribas running its Commodity Index Trading Group (1992-1996). From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as advisory director assisting in the establishment and development of its global commodity derivatives business. From 1983-1989, he worked for the Chase Manhattan Bank of Canada. Mr Speal is a Canadian citizen and is a graduate of Queen's University at Kingston.

Tom Donovan is General Manager Finance/Accounts, Chief Financial Officer. Mr Donovan's experience in international business and financial systems is a requisite for ensuring that the financial integrity of InterOil's business segments is maintained and integrated worldwide. Prior to joining InterOil, Mr Donovan was the Director of Corporate Accounting for Rapid Design Service, Inc. RDS provided product design, development, engineering, document processing, and training through 35 locations in 11 countries. During his tenure at RDS Mr Donovan successfully managed the development and implementation of an enterprise wide integrated accounting system across the international organization. Mr Donovan also played a key role on the RDS due diligence team, and was directly responsible for managing the financial conversion process for all acquired companies. Prior to RDS, he held various positions in financial management

                                                     INNEROIL CORPORATE 2003 AIF
for International Total Services, Inc. Mr Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.

Graeme Alexander is Corporate Counsel and Company Secretary. Mr Alexander has extensive legal and geological experience having worked as a Minerals Geologist for 10 years before specializing in law. Mr Alexander has significant Papua New Guinea in-country experience, developed during his position as principal commercial partner of Gadens Lawyers in Papua New Guinea. Prior to that he was senior counsel of Mobil Exploration & Production Pty Limited and Ampolex Limited, during which time he also worked on PNG matters. Mr Alexander has worked in the geological and legal fields in the minerals and petroleum industries for a total of 30 years and holds a Bachelor of Applied Science (Geology) from the Canberra College of Advanced Education and a Law Degree from the University of Technology, Sydney.

BOARD COMMITTEES

The Board has formed the following Committees: Audit, Compensation & Remuneration, and Health Safety & Environment (HSE). The Committee memberships consist of independent Directors except that the CEO sits on the Compensation and Remuneration Committee as a full member and attends the meetings of the Audit Committee by invitation. The Audit Committee monitors business and financial risks and ensures the integrity of InterOil's financial statements by regular meetings with the Chief Financial Officer and the external auditor. It is also responsible for monitoring InterOil's compliance with legislative requirements. The Compensation & Remuneration Committee is responsible for reviewing the compensation of the CEO and other executives to ensure that they are rewarded in accordance with market rates. In due course this Committee will also make recommendations to shareholders regarding Directors' fees. The Compensation and Remuneration Committee meets as required, to fill vacancies on the Board as they occur and to review compensation. The HSE Committee is responsible for ensuring that InterOil complies with all applicable HSE requirements and otherwise maintains HSE standards.

As at 31 March 2004 the directors and officers of InterOil as a group, owned beneficially, directly and/or indirectly or exercised control or direction over 8,656,798 common shares of InterOil representing 34,86 percent of the issued and outstanding shares consisting of 24,832,798 common shares at that date.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

None of those persons who are directors officers or promoters of InterOil is, or has been within the past ten years, a director, or officer or promoter of any other corporation that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

                                                     INNEROIL CORPORATE 2003 AIF

PENALTIES OR SANCTIONS

None of those persons who are directors officers or promoters of InterOil is, or has been within ten years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded corporation, or theft or fraud.

LEGAL PROCEEDINGS

InterOil is not subject to any legal or other actions, current or pending, that may materially affect its operating results, financial position or property ownership.

TRANSFER AGENTS AND REGISTRARS

InterOil's transfer agent and registrar is Computershare Trust Company of Canada. In Australia and Papua New Guinea the transfer agent and registrar is Computershare Ltd. The registers for transfers of the Company's common shares are maintained by Computershare Trust Company of Canada at its principal offices in Toronto. Queries should be directed to Computershare Trust Company at 1-888-267-6555 (toll free in North America). The registers for transfers of the company's CDIs and ordinary fully paid shares as traded in Australia and Papua New Guinea are maintained by Computershare Limited at its Sydney office in Australia. Queries should be directed to Computershare (Australia) whose principle address is Level 3, Carrington Street, Sydney NSW, 2000 Australia or at (612) 8234 5000

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. The statements are identified by the use of the words such as "may", "expect", "will", "anticipate", "plan", "believe", "continue", or other similar expressions. These forward-looking statements reflect management's current expectations and assumptions as to future events that may not prove to be accurate. Actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. In light of the many risks and uncertainties associated with our operations, you should be aware that the forward-looking statements described in this document may not transpire. InterOil undertakes no obligation, and does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                     INNEROIL CORPORATE 2003 AIF

ADDITIONAL INFORMATION

InterOil will provide to any person, upon request to the Secretary of the Corporation, Suite 2, Level 2, Orchid Plaza, 79-88 Abbott Street, Cairns, QLD 4870 Australia (Phone: 61-7-4046-4600):

   a) when the securities of InterOil are in the course of a distribution pursuant to a short form base shelf prospectus or a preliminary short form base shelf prospectus:

      (I) one copy of the Annual Information Form, together with one of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

      (II) one copy of the comparative consolidated financial statements for its most recently completed financial period together with the accompanying report of the auditors and one copy of any interim consolidated financial statements of InterOil subsequent to the consolidated financial statements for its most recently completed financial period;

      (III)one copy of the management information circular in respect to its most recent annual meeting of shareholders that involved the election of directors; and

      (IV) one copy of any other documents that are incorporated by reference into the preliminary short form base shelf prospectus or the short form prospectus and are not required to be provided under (I) to
           (III) above; or

   b) at any other time, one copy of any document referred to in (a) (I), (II) and (III) above, provided that InterOil may require the payment of a reasonable charge if the request is made by a person who is not a security holder of InterOil.

Additional information, including that related to directors' and officers' remuneration is contained in the InterOil's Information Circular prepared in respect of the annual and special meeting of shareholders to be held on 29 June 2004. Additional financial information is provided in InterOil's financial statements for the year ended 31 December 2003, which financial statements are incorporated by reference herein, and which can be found in InterOil's 2003 Annual Report to shareholders filed on SEDAR (www.sedar.com).

Copies of the information circular, the financial statements, including any additional copies of this Annual Information Form may also be obtained from the following individuals:

NORTH AMERICA                        AUSTRALASIA
-------------                        -----------
Gary M Duvall                        Anesti Dermedgoglou
V.P. Corporate Development           V.P. Investor Relations
InterOil Corporation                 InterOil Corporation
Gary.duvall@interoil.com             Anesti@interoil.com
Phone: 1-281-292-1800                Phone: 61-7-4046-4600

                                                     INNEROIL CORPORATE 2003 AIF
                                                                         PAGE 24

GLOSSARY OF TERMS

ANTICLINE A configuration of folded, stratified rocks in which rocks dip in two directions away from a crest, generally convex upward, the core of which contains the stratigraphically older rocks. In Papua New Guinea generally seen at surface as a hill, often elongate or cigar shaped.

API GRAVITY The industry standard method of expressing specific gravity of crude oils. Higher API gravities mean lower specific gravity and lighter oils.

BASIN (SEDIMENTARY) Segment of the earth's surface which has been down-warped and infilled with sedimentary detrital or carbonate rocks. Sediments increase in thickness toward the centre of a basin.

BARREL, BBL (PETROLEUM) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic metre = 35.32 cubic feet.

BCF Standard measure of gas volume. Billion (109) cubic feet equivalent to 1000 million cubic feet (mcf).

BITUMEN Any solid and semi-solid hydrocarbons that can be converted into liquid form by heating.

BUNKER FUEL Residual fuel oil {i.e. Bunker C grade) or middle distillates used for bunkering ships.

CARBONATE Sedimentary rocks composed of calcium carbonate (CaCo3). See limestone.

CHARGE The movement of oil and gas into a reservoir and a structure, normally an anticline, to form an oil or gas field.

CONDENSATE A component of natural gas which is a liquid at surface conditions.

CRETACEOUS The final period of the Mesozoic era, spanning the time between 145 and 65 million years ago. The name is derived from the Latin word "creta" (chalk) and was first applied to extensive deposits of this age that form white cliffs along the English Channel.

DOWN DIP A term used where one well is below another well due to inclination of the strata in which the reservoir lies.

EOCENE An epoch of the lower Tertiary period, spanning the time between 55.5 and
33.7 million years ago. Its name is from the Greek words "eos" (dawn) and "ceno"
(new).

FIELD A natural accumulation of oil and/or gas within a reservoir below a seal rock, and within a trap.

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FOLD BELT An area affected by compressional forces which results in folding
(wrinkling) and thrusting. Usually separated from an undeformed foreland by a frontal fault (thrust).

FORELAND A stable area which lies in front of and is unaffected by the compressional forces which develop a Fold Belt.

HYDROCARBONS Compounds containing only hydrogen and carbon atoms. May be in solid, liquid or gaseous form.

JURASSIC The middle period of the Mesozoic era, spanning the time between 213 and 145 million years ago. It is named after the Jura Mountains between France and Switzerland, where rocks of this age were first studied.

LIMESTONE Sedimentary rock composed largely of mineral calcite, CaCO3, formed by either organic or inorganic processes. Carbonate rocks, limestone and dolomite, constitute estimated 12 to 22% of sedimentary rocks exposed above sea level.

MESOZOIC The middle era between the Paleozoic and the Tertiary 248 and 65 million years ago. Its name is from the Greek word "Mesozoic" (middle life).

MIGRATION The movement of hydrocarbons from the source rock through porous units or carrier beds and fractures.

MIOCENE An epoch of the upper Tertiary period, spanning the time between 23.8 and 5.3 million years ago. It is named after the Greek words "meion" (less) and "ceno" (new).

NAPHTHA That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.

PALEOZOIC ERA The earliest era of the Phanerozoic Eon, marked by the presence of marine invertebrates, fish, amphibians, insects, and land plants.

PERMEABILITY For rock or earth material, ability to transmit fluids.

PETROLEUM SYSTEM A pod of active source rock and all the geologic elements and processes that are essential if a hydrocarbon accumulation is to exist.

PLAY A particular combination of reservoir and structure (trap) considered to be prospective.

PLIOCENE Final epoch of the Tertiary period, spanning the time between 5.3 and
1.8 million years ago. It is named after the Greek words "pleion" (more) and "ceno" (new).

POROSITY Percentage of open space or interstices in rock or other earth material. Vital for a reservoir rock.

PDL Petroleum Development Licence. The tenement given by the Independent State of Papua New Guinea to develop an oil and/or gas field.

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PPL Petroleum Prospecting Licence. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

PRL Petroleum Retention Licence. The tenement given by the Independent State of Papua New Guinea to allow the licencee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

RESERVOIR Porous and permeable rock, such as sandstone which may contain significant oil or gas.

SANDSTONE Detrital sedimentary rock formed by cementation of individual grains of sand size and commonly composed of mineral quartz. Sandstones constitute an estimated 12 to 28 percent of sedimentary rocks. A common rock in which oil, natural gas, and/or water can accumulate.

SEAL An impermeable layer which overlays a reservoir and prevents leakage of hydrocarbons.

SEEP A surface location where oil and/or gas appears having permeated from its subsurface source.

SOURCE A pod of organic rich sedimentary rock from which hydrocarbons originate.

STRATIGRAPHIC WELL A well drilled to investigate the rock strata present in an area, as opposed to an exploration well drilled to evaluate a potential field.

STRUCTURE (TRAP) Geological structure which traps migrating hydrocarbons, allowing an oil or gas field to form.

TCF Trillion cubic feet (1012) standard measure of gas volume equivalent to 1000 Bcf.

TERTIARY The first period of the Cenozoic era (after the Mesozoic era and before the Quaternary period), spanning the time between 65 and 1.8 million years ago.

TURBIDITE Sedimentary deposits rapidly laid down by a sub-sea density flow carrying particles of widely varying grade size. The grains are generally sorted by the action of the current forming graded beds. Characteristically deposited in deeper water settings.

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